UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2022

Commission File Number: 001-41080

THE VALENS COMPANY INC.

(Translation of registrant’s name into English)

230 Carion Road

Kelowna, British Columbia, Canada V4V 2K5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐               Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 is incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-263941).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Valens Company Inc.
(Registrant)

Date: June 16, 2022	By:	/s/ Jeff Fallows
Jeff Fallows, President

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated June 15, 2022 entitled “The Valens Company Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency”